Exhibit 4.1

CERTIFICATE OF DESIGNATION
of
SERIES D CONVERTIBLE REDEEMABLE PREFERRED STOCK
of
NEOSTEM, INC.
(Pursuant to Section 151(g) of the
Delaware General Corporation Law)

It is hereby certified that:

1.  The name of the corporation is NeoStem, Inc.  (hereinafter called the “Corporation”).

2.  The Certificate of Incorporation of the Corporation, as amended (the “Certificate of Incorporation”) authorizes the issuance of 5,000,000 shares of Preferred Stock, par value $.01 per share, and expressly vests in the Board of Directors of the Corporation the authority to issue any or all of said shares in one or more series and by resolution to fix the designation and number of shares of the class and series acted upon, the full or limited voting powers or the denial of voting powers, and the relative rights, preferences and limitations and other distinguishing characteristics of each such class and series to be issued.

3.  Pursuant to such authority, the following resolutions were duly adopted by the Board of Directors of the Corporation as required by Subsection 151(g) of the Delaware General Corporation Law by unanimous consent on March __, 2009 creating a series of Series D Convertible Redeemable Preferred Stock.

RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors of this Corporation in accordance with the provisions of the Certificate of Incorporation, the Board of Directors hereby creates a series of Preferred Stock, par value $.01 per share, of the Corporation and hereby states the designation and number of shares, and fixes the relative rights, preferences, and limitations thereof (in addition to the provisions set forth in the Certificate of Incorporation, which are applicable to the Preferred Stock of all series) as follows:

ARTICLE THIRTEENTH
SERIES D CONVERTIBLE REDEEMABLE PREFERRED STOCK,
PAR VALUE $.01 PER SHARE

Section 1.  Designation and Amount; Rank

There is hereby established a series of preferred stock which is designated “Series D Convertible Redeemable Preferred Stock” (referred to herein as “Series D Preferred Stock”).  The number of shares which will constitute such series shall be [________________] (________).  The Series D Preferred Stock shall rank senior to all of the Corporation’s capital stock with respect to the payment of dividends and to the distribution of assets upon liquidation, dissolution or winding up.

Section 2.  Dividends.

From and after the date of the issuance of any shares of Series D Preferred Stock, dividends at the rate per annum of $1.25 per share shall accrue on such shares of Series D Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series D Preferred Stock) (the “Accruing Dividends”).  Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided however, that except as set forth in the following sentence of this Section 2 or Section 6, such Accruing Dividends shall be payable in cash on April [__] of each year beginning on April [__], 2010 provided that such shares of Series D Preferred Stock remain issued and outstanding on each such date.  The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series D Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series D Preferred Stock in an amount at least equal to the greater of (i) the amount of the aggregate Accruing Dividends then accrued on such share of Series D Preferred Stock and not previously paid and (ii) (A) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series D Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of Series D Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (B) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series D Preferred Stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the Series D Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series D Preferred Stock pursuant to this Section 2 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series D Preferred Stock dividend.  The “Series D Original Issue Price” shall mean $12.50 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series D Preferred Stock.

Section 3.  General, Class and Series Voting Rights.

Except as otherwise provided by law, each share of the Series D Preferred Stock shall not have any voting rights.

Section 4.  Redemption.

(A)           If by October 31, 2009 the affirmative vote of the number of holders of the Corporation’s stock required pursuant to the Amended and Restated By-Laws of the Corporation and subject to the rules of the NYSE Amex to convert the shares of Series D Preferred Stock into Common Stock pursuant to Section 5(A) has not been achieved, the Company shall automatically redeem all shares of Series D Preferred Stock at the redemption price per share of $12.50 plus the Accruing Dividends as of such date.

(B)  In the event of a redemption of the shares of Series D Preferred Stock, the Corporation shall give notice to the holders of record of shares of the Series D Preferred Stock being so redeemed by first class mail, postage prepaid, at their addresses as shown on the stock registry books of the Corporation, that said shares have been redeemed, provided that without limiting the obligation of the Corporation hereunder to give the notice provided in this Section 4(B), the failure of the Corporation to give such notice shall not invalidate any corporate action by the Corporation.  Each such notice shall state: (i) the redemption date; (ii) that all of the shares of Series D Preferred Stock have been redeemed; (iii) that the redemption price is $12.50 plus the Accruing Dividends as of such date per share; and (iv) the place or places where certificates for such shares are to be surrendered for payment of the redemption price.

(C)  Notice having been mailed as aforesaid, from and after the redemption date, said shares shall no longer be deemed to be outstanding, and all rights of the holders thereof as stockholders of the Corporation (except the right to receive from the Corporation the redemption price) shall cease.  Upon surrender of the certificates for any shares so redeemed (properly endorsed or assigned for transfer, if the Board of Directors of the Corporation shall so require and the notice shall so state), such shares shall be redeemed by the Corporation at the redemption price aforesaid.

(D)  Any shares of Series D Preferred Stock which shall at any time have been redeemed shall, after such redemption, have the status of authorized but unissued shares of Preferred Stock, without designation as to series, until such shares are once more designated as part of a particular series by the Board of Directors of the Corporation.

Section 5.  Conversion.

(A) Upon the affirmative vote of the number of holders of the Corporation’s stock required pursuant to the Amended and Restated By-Laws of the Corporation and subject to the rules of the NYSE Amex (such date, the “Conversion Date”), each share of Series D Preferred Stock shall automatically convert into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing (i) the Series D Original Issue Price by (ii) $1.25 (the “Conversion Rate”).  The Conversion Rate shall be subject to adjustment as provided below.

(B) Each holder of shares of Series D Preferred Stock shall surrender the certificates representing such shares, accompanied by transfer instruments satisfactory to the Corporation and sufficient to transfer the Series D Preferred Stock being converted to the Corporation free of any adverse interest, at any of the offices or agencies maintained for such purpose by the Corporation (“Conversion Agent”), together with a written notice to the Corporation at such Conversion Agent stating the names, together with addresses, in which the certificates for shares of Common Stock which shall be issuable on such conversion shall be issued.  As promptly as practicable after the surrender of such shares of Series D Preferred Stock as aforesaid, the Corporation shall issue and shall deliver at such Conversion Agent to such holder a certificate for the number of full shares of Common Stock issuable upon the conversion of such shares in accordance with the provisions hereof.  Each conversion shall be deemed to have been effected immediately prior to the close of business on the Conversion Date, and the persons in whose names any certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holders of record of the Common Stock represented thereby at such time.  Any such conversion shall be at the Conversion Rate in effect on the Conversion Date.

(C) In the case of any share of Series D Preferred Stock which is converted after any record date with respect to the payment of a dividend on the Series D Preferred Stock and on or prior to the Dividend Payment Date related to such record date, the dividend due on such Dividend Payment Date shall be payable on such Dividend Payment Date to the holder of record of such share as of such preceding record date notwithstanding such conversion.

(D) No fractional shares or scrip representing fractions of shares of Common Stock shall be issued upon conversion of any shares of Series D Preferred Stock.  Instead of any fractional interest in a share of Common Stock which would otherwise be deliverable upon the conversion of a share of Series D Preferred Stock, the Corporation shall round the number of shares of Common Stock down to the nearest whole share.  If more than one certificate representing shares of Series D Preferred Stock shall be surrendered for conversion at one time by the same holder, the number of full shares issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Series D Preferred Stock represented by such certificates, or the specified portions thereof to be converted, so surrendered.

(E) The Conversion Rate shall be adjusted from time to time as follows:

(i) In case outstanding shares of Common Stock shall be subdivided into a greater number of shares of Common Stock and the Series D Preferred Stock is not similarly subdivided, the Conversion Rate in effect at the opening of business on the day following the day upon which such subdivision becomes effective shall be proportionately increased, and, conversely, in case outstanding shares of Common Stock shall each be combined into a smaller number of shares of Common Stock and the Series D Preferred Stock is not similarly subdivided, the Conversion Rate in effect at the opening of business on the day following the day upon which such combination becomes effective shall be proportionately decreased, such reduction or increase, as the case may be, to become effective immediately after the opening of business on the day following the day upon which such subdivision or combination becomes effective.

(ii) Whenever the Conversion Rate is adjusted as herein provided, (x) the Corporation shall promptly file with any Conversion Agent a certificate of a firm of independent public accountants setting forth the Conversion Rate after such adjustment and setting forth a brief statement of the facts requiring such adjustment, and the manner of computing the same, which certificate shall be conclusive evidence of the correctness of such adjustment, and (y) a notice stating that the Conversion Rate has been adjusted and setting forth the adjusted Conversion Rate shall forthwith be given by the Corporation to any Conversion Agent and mailed by the Corporation to each holder of shares of Series D Preferred Stock at their last address as the same appears on the books of the Corporation.

(F) In case of any consolidation of the Corporation with, or merger of the Corporation into, any other entity (other than a merger or consolidation in which the Corporation is the continuing Corporation) or any sale or conveyance to another Corporation of the property of the Corporation as an entirety or substantially as an entirety, or in the case of a statutory exchange of securities with another Corporation, or any reclassification of shares, the Conversion Rate shall not be adjusted but each holder of a share of Series D Preferred Stock then outstanding shall have the right thereafter to convert such share only into the kind and amount of securities, cash and other property which such holder would have owned or have been entitled to receive immediately after such consolidation, merger, sale, conveyance, exchange or reclassification had such share of Series D Preferred Stock been converted immediately prior to such consolidation, merger, sale, conveyance, exchange or reclassification.  Provision shall be made in any such consolidation, merger, sale, conveyance, exchange or reclassification for adjustments in the Conversion Rate which shall be as nearly equivalent as may be practicable to the adjustments provided for in Section (E).  The above provisions shall similarly apply to successive consolidations, mergers, sales, conveyances, exchange or reclassification.

For purposes of this Section 5, “Common Stock” includes any stock of any class of the Corporation which has no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation and which is not subject to redemption by the Corporation.  However, subject to the provisions of paragraph (F) above, shares issuable on conversion of shares of Series D Preferred Stock shall include only shares of the class designated as Common Stock of the Corporation on the date of the initial issuance of Series D Preferred Stock by the Corporation, or shares of any class or classes resulting from any reclassification or reclassifications thereof and which have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation and which are not subject to redemption by the Corporation.

In case:

(i) the Corporation shall declare a stocks split, stock dividend (or any other distribution) on its Common Stock that would cause an adjustment to the Conversion Rate of the Series D Preferred Stock pursuant to the terms of subparagraph (i) of Paragraph (E) above; or

(ii) of any reclassification of the Common Stock of the Corporation (other than a subdivision or combination of its outstanding shares of Common Stock), or of any consolidation, merger or share exchange to which the Corporation is a party and for which approval of any stockholders of the Corporation is required, or of the sale or conveyance, of the property of the Corporation as an entirety or substantially as an entirety; or

(iii) of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation;

then the Corporation shall cause to be filed with any Conversion Agent, and shall cause to be mailed to all holders of shares of Series D Preferred Stock at each such holder’s last address as the same appears on the books of the Corporation, at least 20 days (or 10 days in any case specified in clause (i) above) prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, rights or warrants, or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, rights or warrants are to be determined, or (y) the date on which such reclassification, consolidation, merger, share exchange, sale, conveyance, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, share exchange, sale, conveyance, dissolution, liquidation or winding up.  Neither the failure to give such notice nor any defect therein shall affect the legality or validity of the proceedings described in clauses (i) through (iii) above.

The Corporation will pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of shares of Common Stock on conversions of shares of Series D Preferred Stock pursuant hereto; provided, however, that the Corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issue or delivery of shares of Common Stock in a name other than that of the holder of the shares of Series D Preferred Stock to be converted and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

The Corporation covenants that all shares of Common Stock which may be delivered upon conversions of shares of Series D Preferred Stock will upon delivery be duly and validly issued and fully paid and non-assessable, free of all liens and charges and not subject to any pre-emptive rights.  The Corporation further covenants that, if necessary, it shall reduce the par value of the Common Stock so that all shares of Common Stock delivered upon conversion of shares of Series D Preferred Stock are fully paid and non-assessable.

The Corporation covenants that it will at all times reserve and keep available, free from pre-emptive rights, out of its authorized but unissued shares of Common Stock or its issued shares of Common; Stock held in its treasury, or both, for the purpose of effecting conversions of shares of Series D Preferred Stock, the full number of shares of Common Stock deliverable upon the conversion of all outstanding shares of Series D Preferred Stock not theretofore converted.  For purposes of this reservation of Common Stock, the number of shares of Common Stock which shall be deliverable upon the conversion of all outstanding shares of Series D Preferred Stock shall be computed as if at the time of computation all outstanding shares of Series D Preferred Stock were held by a single holder.  The issuance of shares of Common Stock upon conversion of shares of Series D Preferred Stock is authorized in all respects.

Section 6.  Liquidation.

In the event of any voluntary or involuntary dissolution, liquidation or winding up of the Corporation (for the purposes of this Section 6, a “Liquidation”), prior to any distribution of assets to the holders of the Series B Preferred Stock and any other class or series of stock of the Corporation, the holder of each share of Series D Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders an amount per share equal to $12.50 plus the Accruing Dividends (the “Series D Preference”).  Following the payment of the Series D Preference and the payment of any distributions required to be made to the holders of the Series B Preferred Stock in respect of distributions upon the Liquidation of the Corporation, the holder of each share of Series D Preferred Stock then outstanding shall be entitled to be paid out of the remaining assets of the Corporation available for distribution an amount on a pari passu basis equal to ten (10) times the amount per share distributed to the holders of the Common Stock.

The voluntary sale, conveyance, lease, exchange or transfer of the property of the Corporation as an entirety or substantially as an entirety, or the merger or consolidation of the Corporation into or with any other Corporation, or the merger of any other Corporation into the Corporation, or any purchase or redemption of some or all of the shares of any class or series of stock of the Corporation, shall not be deemed to be a Liquidation of the Corporation for the purposes of the Section 6 (unless in connection therewith the Liquidation of the Corporation is specifically approved).

The holder of any shares of Series D Preferred Stock shall not be entitled to receive any payment owed for such shares under this Section 6 until such holder shall cause to be delivered to the Corporation (i) the certificate or certificates representing such shares of Series D Preferred Stock and (ii) transfer instrument or instruments satisfactory to the Corporation and sufficient to transfer such shares of Series D Preferred Stock to the Corporation free of any adverse interest.  As in the case of the redemption price, no interest shall accrue on any payment upon Liquidation after the due date thereof.

After payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of the Series D Preferred Stock will not be entitled to any further participation in any distribution of assets by the Corporation.

Section 7.  Status of Reacquired Shares.

Shares of Series D Preferred Stock issued and reacquired by the Corporation shall have the status of authorized and unissued shares of Preferred Stock, undesignated as to series, subject to later issuance.

Section 8.  Preemptive Rights.

Holders of shares of Series D Preferred Stock are not entitled to any preemptive or subscription rights in respect of any securities of the Corporation.

 Section 9.  Legal Holidays.

In any case where any Dividend Payment Date, redemption date or the last date on which a holder of Series D Preferred Stock has the right to convert such holder’s shares of Series D Preferred Stock shall not be a Business Day (as defined below), then (notwithstanding any other provision of this Certificate of Designation of the Series D Preferred Stock) payment of a dividend due or a redemption price or conversion of the shares of Series D Preferred Stock need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the Dividend Payment Date or the last day for conversion, provided that, for purposes of computing such payment, no interest shall accrue for the period from and after such Dividend Payment Date or redemption date, as the case may be.  As used in this Section 9, “Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in the City of New York or the State of New Jersey are authorized or obligated by law or executive order to close.

FURTHER RESOLVED, that the statements contained in the foregoing resolutions creating and designating the said Series D issue of Preferred Stock and fixing the number, voting rights, powers, preferences and relative, optional, participating, and other special rights and the qualifications, limitations, restrictions, and other distinguishing characteristics thereof shall, upon the effective date of said series, be deemed to be included in and be a part of the Certificate of Incorporation of the Corporation pursuant to the provisions of Sections 104 and 151 of the General Corporation Law of the State of Delaware.

FURTHER RESOLVED, that the effective time and date of the series herein certified shall be _________________ __, 2009.

IN WITNESS WHEREOF, NEOSTEM, INC. has caused this certificate to be signed by its President, this ___ day of _________, 2009.

NEOSTEM, INC.

By:
Name: Robin Smith
Title: Chief Executive Officer